Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2023

November 27, 2023

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

Introduction

This Management’s Discussion and Analysis (this “MD&A”) dated November 27, 2023 is intended to supplement the unaudited condensed consolidated interim financial statements of Premium Nickel Resources Ltd. (“Premium Nickel Resources”, the “Company” or “PNRL”) for the three and nine months ended September 30, 2023 and 2022 and related notes thereto, and to assist the reader to assess material changes in the financial condition of the Company for such a period.

The financial statements and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”).

In this MD&A, unless the context otherwise requires, references to the Company, PNRL or Premium Nickel Resources refer to Premium Nickel Resources Ltd. and its consolidated subsidiaries. All monetary amounts in the discussion are expressed in Canadian dollars unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Caution Regarding Forward Looking Statements” below). Information regarding the adequacy of cash resources of the Company to carry out its exploration and re-development programs or the need for future financing is considered to be forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language in this MD&A. Readers are cautioned to refer to the disclosure in this MD&A under the heading “Caution Regarding Forward Looking Statements” when reading any forward-looking information. This MD&A is prepared in accordance with Form 51-102F1 adopted by the Canadian Securities Administration and has been approved by the Board of Directors of the Company.

Readers are also encouraged to read the other public filings of Premium Nickel Resources, which are available on SEDAR+ (www.sedarplus.ca) under Premium Nickel Resources’ issuer profile. Other pertinent information about the Company can be found on the Company’s website (https://premiumnickelresources.ca/).

Company Overview

Premium Nickel Resources is a mineral exploration and development company focused on the discovery and advancement of high-quality nickel-copper-cobalt-platinum group metals (Ni-Cu-Co-PGM) resources.

PNRL’s global strategy is to identify the best Ni-Cu-Co-PGM projects and to acquire or invest in opportunities that have high prospectivity in mining friendly jurisdictions located in low-risk countries with rule-of-law, supportive foreign investment and resource acts. We source projects that fit a strict standard that comply with the Company’s values and principles which stand up against the highest acceptable industry standards. We are committed to Governance through transparency, accountability, and open communication within our team and our stakeholders.

The Company’s principal business activity is the development of PNRL’s flagship asset, the Selebi nickel-copper-cobalt(“Ni-Cu-Co”) sulphide mine in Botswana and, separately, the Company’s Selkirk nickel-copper-cobalt-platinum group elements sulphide mine, also in Botswana.

The Selebi and Selkirk mines are permitted with 10-year mining licences and benefit from significant local infrastructure. The Company’s flagship Selebi mine includes two operational shafts, the Selebi and Selebi North shafts (together, the “Selebi Mines”) and related infrastructure such as rail, power and roads (together with the Selebi Mines, the “Selebi Assets”).

Premium Nickel Resources is headquartered in Toronto, Ontario, Canada, and the Company is publicly traded on the TSX Venture Exchange under the symbol “PNRL”.

Summary of Activities

PNRL concluded the 2022 exploration and drilling program at the Selebi Mines in January 2023. This initial drilling program was focused on an area at the western down dip edge of the historic 2016 South African Mineral Resource Committee (“SAMREC”) resource estimate. The primary objective of this first phase of surface drilling and borehole electromagnetics (“BHEM”) program at Selebi was to provide the Company with the relevant information to demonstrate that the mine horizons could be well mineralized beyond the limits of legacy production, and to support the transition to underground resource drilling at both the Selebi North and Selebi deposits.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

The BHEM data acquired as of the date of this report demonstrates that there are multiple sizable anomalies detected on the northern extension of the Selebi Mines. Additionally, the results of the drilling, in conjunction with the BHEM program, have provided compelling evidence that the Selebi and Selebi North deposits are part of a large mineralized system, with multiple mineralized horizons present across the three kilometre area between the Selebi historical mine workings to the south and the Selebi North historical mine workings to the north.

The Company sees significant potential for expanding the resource estimate from the 2016 SAMREC code-compliant historic estimate (see “Historical Estimate”). In 2023, PNRL commenced undertaking a combination of resource and continued exploration drilling at the Selebi Mines to demonstrate the size potential of the Selebi Mines mineral system and ultimately establish a maiden mineral resource estimate prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as well as working toward a preliminary economic assessment. The exploration drilling will be on-going, and the resource drilling at the Selebi Mines commenced underground from the Selebi North infrastructure in August 2023. The Company’s primary objective is to prepare NI 43-101 compliant mineral resource estimates which are targeted for completion at Selebi North in Q2 2024, which will potentially be followed by an updated mineral resource estimate and preliminary economic assessment in Q4 2024.

Concurrently, PNRL plans to continue its work at the Selkirk mine (the “Selkirk Mine”) and its surrounding prospecting licences, which is the Company’s second asset in Botswana, located approximately 75 kilometres north of the Selebi Mines. The focus of this work will be to understand the legacy work done by previous owners, which had advanced Selkirk to a bankable feasibility study for redevelopment as an open-pit mine. The Company plans to include drilling, geoscience and metallurgical work to support a mineral resource estimate prepared under NI 43-101 as well as a preliminary economic assessment on the project. In 2023, the Company is completing test work to evaluate an alternative ore processing and tailings management strategy to those used in previous economic studies.

Corporate Social Responsibility

PNRL is committed to conducting its business in a socially responsible and sustainable manner, with a focus on environmental stewardship, health and safety, community engagement and ethical conduct. The Company has established policies and procedures to ensure compliance with applicable laws and regulations, as well as industry standards for responsible mining. PNRL recognizes the importance of stakeholder engagement and works closely with local communities, indigenous groups and other stakeholders to ensure their concerns and perspectives are heard and addressed.

Highlights and Key Developments to date in 2023:

●	The Company began trading on the OTCQX Best Market at the open of the market on January 20, 2023 under the symbol “PNRLF”.

●	The Company completed the mobilization of three drills from Canada and commenced the 2023 underground drilling program at Selebi North.

●	On February 24, 2023, the Company closed a brokered private placement offering under which 4,437,184 common shares of the Company were issued at a price of $1.75 per common share for gross proceeds of $7,765,072.

●	On April 12, 2023, the Company filed a technical report in accordance with NI 43-101 for the Company’s Selkirk Mine.

●	On April 13, 2023, the Company extended the expiry date of a total of 643,299 common share purchase warrants of the Company from April 16, 2023 to October 16, 2023.

●	On June 28, 2023, the Company closed financings with Cymbria Corporation (“Cymbria”), EdgePoint Investment Group Inc. and certain other entities managed by it (“EdgePoint”), for aggregate gross proceeds of $33,999,200. The financings included three concurrent and inter-conditional transactions comprised of an equity offering of units for $16,249,200, a three year term loan of $15,000,000 and options payment of $2,750,000 to acquire a 0.5% net smelter returns royalty on the Company’s Selebi Mines and Selkirk Mine in certain circumstances upon payment of further consideration.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

●	On June 28, 2023 the Company repaid its indebtedness to Pinnacle Island LP in full including accrued interest and restatement fee in an aggregate amount of $7,637,329. Refer to the unaudited condensed interim consolidated financial statements (Note 8 – Promissory Note).

●	The Company strengthened its management team and Board of Directors with the addition of key personnel with experience in mining operations, finance and corporate governance.

●	On August 8, 2023, the Company granted certain directors, officers, employees and/or consultants of the Company and/or its subsidiaries an aggregate of 3,833,277 stock options of the Company pursuant to the stock option plan of the Company.

●	The Company entered into a binding commitment letter with the Liquidator of BCL Limited (“BCL”), which is subject to customary final documentation, to acquire a 100% interest in two additional deposits (“Phikwe South” and the “Southeast Extension”) located adjacent to and immediately north of the Selebi North mine. The impact is to extend the northern boundary of the Selebi mining licence by 3.7 kilometres and to increase the Selebi mining license area from 115.0 square kilometres to 153.7 square kilometres.

Selebi Mines, Botswana

The Selebi Mines were acquired on January 31, 2022 through an asset purchase agreement with the liquidator of BCL. Before giving the effect to the extension of the boundary of the Selebi mining licence, as described above, the Selebi Mines comprised a single mining licence covering an area of 11,504 hectares located near the town of Selebi Phikwe, approximately 150 kilometres southeast of the city of Francistown, and 410 kilometres northeast of the national capital Gaborone. The Selebi Mines include two operational shafts (Selebi and Selebi North with a total combined capacity of 5,100 tons per day) as well as all related surface (rail, power and roads) and underground infrastructures. The Selebi deposit began production in 1980 and Selebi North began production in 1990. Mining terminated at both operations in 2016 due to weak global commodity prices and a failure in the separate Phikwe smelter processing facility. The BCL assets were subsequently placed under liquidation in 2017.

At the time of liquidation, SAMREC compliant mineral resources within the Selebi Mines were reported as in-situ and depleted for mining as of December 31, 2016 (see “Historical Estimate”). These historical measured and indicated mineral resources used a nickel equivalent (NiEq)1 cut-off grade of 0.4% and were estimated to total 17.83 Mt at grades of 0.87% Ni and 1.42% Cu containing 155, 000 tonnes (t) Ni and 253,000 t Cu. Historical inferred mineral resources were estimated to total 15.34 Mt at grades of 0.71% Ni and 0.89% Cu containing 109,000 t Ni and 136,000 t Cu. Nickel and copper prices used were US$8.00/lb. Ni and US$3.00/lb. Cu, respectively. This estimate, which has not been prepared in accordance with NI 43-101, is considered to be historical in nature and should not be relied upon. However, management believes that it could be indicative of the presence of mineralization on the Selebi Mines properties. A qualified person has not completed sufficient work to classify the historical mineral estimate as a current mineral resource estimate and the Company is not treating the historical mineral estimates as current mineral resource estimates. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability.

Exploration and Development Activities

The Company initiated a surface drilling program in March 2022, with holes targeting the area down plunge of the Selebi historical workings. The 2022 drill program was completed on January 23, 2023, completing a total of 15,074.36 metres, including 707.40 metres of rotary air blast drilling which served as a test of the technology’s capacity to expedite the initial 1,000 meters of drilling. A total of nine new holes drilled by Mitchell Drilling and the extension of one historic hole by Discovery Drilling have reached target depth and intersected mineralized amphibolite; assay results from all of these holes have been received from ALS Chemex laboratories in South Africa and results have been released from nine of these holes.

The program of re-opening historic holes that began in October 2021 is ongoing and up to three drills have been cleaning historic holes to facilitate the collection of new gyro and BHEM geophysical data. To the end of September 2023, a total of 58 historic holes have been opened and surveyed with gyro, and BHEM surveys have been completed in 64 new and historic holes. Collars of drillholes have been located using a differential Global Positioning System (“DGPS”). An initial downhole program of televiewer and physical property logging was completed in 2022 to support the creation of a structural model. Level plans were digitized, and after significant effort, the Company now has a 3D model of the Selebi and Selebi North underground infrastructure. The scanning and digitization of structural and geological information from geological level plans to refine the 3D model is ongoing. Information from handwritten drill logs was merged into the BCL drill hole database, and the historic core is being re-logged.

1 The NiEq cut-off grade was based on a ratio of nickel and copper prices where NiEq = %Ni + (Cu price/Ni price)*%Cu.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

The results from the drilling and geophysical surveys indicate that there is structural thickening at the western down-dip extent of the mineralized amphibolite, and results of the BHEM surveys indicate the Selebi North and Selebi deposits are part of a large mineralized system connected at depth.

The focus of the 2023 drilling program, currently in progress, is the characterization of mineral resources located down plunge of Selebi North. Drilling began on August 9th with the first drill. At the end of September, all three underground drills were turning and a total of 4,221 meters in 3 in-progress holes and 14 completed holes. Samples from 6 SNUG holes were shipped to ALS laboratories in South Africa.

As of November 27, 2023, the Company has completed a total of 14,355 metres of drilling in 41 drillholes at the past-producing Ni-Cu-Co Selebi North mine. During this initial phase, drilling is targeting the area down plunge of mine infrastructure to characterize the remaining resource. Concurrently, step-out drilling will occur further down plunge with the aim to demonstrate upside potential which will support a future mineral resource estimate. Assay results for 12 completed holes have been released and results for assays pending will be released as they are received and confirmed by the Company. To view the recent results and drill core photos please see news releases titled “Premium Nickel Resources Ltd. Reports Initial Assays from Selebi North Underground Drilling in Botswana (9.25 metres of 1.78% NiEq (1.35% Ni; 0.67% Cu; 0.07% Co))”, dated November 14, 2023 and “Premium Nickel Reports Assays from Selebi North Underground Drilling (22.00 metres of 1.74% NiEq (1.22% Ni; 0.89% Cu; 0.06% Co))”, dated November 24, 2023.

In addition to the drilling, metallurgical studies were ongoing at SGS Canada in Lakefield and included leaching studies using the Platsol process.

The geophysical and geological data on the Selebi Mining Licence was reviewed and several untested EM targets were identified. Surface EM surveys were completed over two VTEM anomalies (Anomaly 5 and Anomaly 6) and 678.7m was completed in one in-progress hole and four completed drillholes. Samples from SNED-23-022 was shipped to ALS laboratories in South Africa and assay results are pending.

During the nine months ended September 30, 2023, the Company incurred $12,394,368 in exploration and development expenditures on the Selebi Assets (September 30, 2022- $21,783,763).

Outlook – Exploration and Development

The proposed work plan for the Selebi Mines includes the completion of the underground drilling program at Selebi North, which commenced in August 2023. Drilling is expected to be ongoing for up to 9 months, with the specific objective of delivering an NI 43-101 compliant mineral resource estimate for the Selebi Mines as well as working toward a preliminary economic assessment by Q4 2024. Drilling will also target the untested area between Selebi North and Selebi to demonstrate that they are parts of a single mineralized system connected at depth.

During that time, the regional exploration will continue with additional surface EM surveys and drilling of targets. Data compilation and verification efforts will continue, with additional hole re-openings, downhole gyro, BHEM and televiewer surveys, digitization of historic data, re-logging of historic core and updating of the 3D geological and structural model. In addition to this work, additional metallurgical samples will be collected and sent for detailed studies. The underground infrastructure at Selebi North is currently being upgraded to support the underground drilling program as well as to improve health and safety.

Selkirk Mine, Botswana

The Selkirk Mine was acquired in August 2022 through an asset purchase agreement with the Liquidator of Tati Nickel Mining Company (“TNMC”). The Selkirk property consists of a single mining licence covering an area of approximately 14.6 square kilometres and four prospecting licences cover 126.7 square kilometres. The project is situated 28 kilometres south-east of the town of Francistown, and 75 kilometres north of the Selebi Mines.

Exploration and Development Activities

The Company has been carrying out due diligence on the Selkirk Mine since 2021. The results of the data verification efforts include examination and sampling of mineralized drill core, sampling from underground workings, collecting DGPS coordinates of drill collars and quality assessment of information in databases.

During the Selkirk core review, five unsampled HQ sized core (63.5 millimeters) holes, drilled immediately prior to the closure of operations by TNMC, were identified. These five holes were taken to the core processing facility at Phikwe, where they were sampled in approximately one metre intervals, bagged and sent for assays. A total of 56 samples from DSLK278 used for metallurgical testing were analyzed at SGS Canada for nickel and copper and pulps were sent to ALS in Vancouver for a full suite of analyses. The remaining 1010 core samples were sent to ALS Global in Johannesburg for analyses. Results were reported in Q3 and Q4, 2022.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

In 2021, the Company also completed a concept level metallurgical study to assess if readily marketable copper and nickel concentrates could be produced and, if so, at what metal recovery levels. The Selkirk test program was carried out at SGS Canada in Lakefield, Ontario and followed a similar program conducted on samples from the Selebi Mines, which demonstrated potential for these metallurgical objectives to be achieved. The source of the material was previously unsampled HQ sized drill core from 2016 drill hole DSLK278, positioned 50m from historic mine workings. In the latter half of 2022, the Company’s due diligence efforts identified two distinct nickel tenor domains, and four variability metallurgical samples from historic core were collected and sent to SGS Canada Lakefield in December 2022. Metallurgical flotation test work on the samples began in Q2 2023 and was completed in September 2023, with the final report expected in November.

The Company filed a technical report, in accordance with NI 43-101, for the Selkirk Mine on April 12, 2023.

In addition to the flotation test work, the company is currently looking at alternative processing options. Hydrometallurgical test work on the Selkirk concentrates at SGS Canada in Lakefield using the Platsol process began in August 2023 and is ongoing.

During the nine months ended September 30, 2023, the Company incurred $474,228 in exploration and development expenditures on the Selkirk assets (September 30, 2022 - $106,493).

Outlook – Exploration and Development

The Company has proposed a work plan at the Selkirk Mine that includes drilling to better define the existing resources, search for additional resources, and the development of a 3-D geological and structural model. Additional metallurgical studies are planned, using newly obtained drill core samples.

Maniitsoq Nickel-Copper-PGM Project, Southwest Greenland

The Maniitsoq project is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions. The property is located 100 kilometres north of Nuuk, the capital of Greenland, and is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The Company acquired the Maniitsoq project in 2011 due to its potential for the discovery of significant magmatic sulfide deposits in a camp-scale belt. The Maniitsoq property consists of three exploration licences, Sulussagut No. 2011/54 and Ininngui No. 2012/28 comprising 2,689 and 296 square kilometres, respectively, and the Carbonatite property No. 2018/21 (63 square kilometres), and a prospecting licence, No. 2020/05, for West Greenland. The Greenland properties have no mineral resources or reserves.

The three licences, 2011/54, 2012/28 and 2018/31 have sufficient accrued work credits to keep the property in good standing until December 2023, at which time a reduction in the size of the property will be required. Exploration licence 2011/54 expired in December 31, 2022 and the Company has recently received the signed renewal document. The prospecting licence is in effect until December 31, 2024.

Exploration and Development Activities

No exploration work was carried out in Greenland in 2022. Remaining targets were reviewed and prioritized in preparation for a potential field program in 2023, which was deferred. A quote was received in Q2 for computer assisted target generation.

Prior to the closing of the the RTO on August 3, 2022, the Maniitsoq property had a book value of $36,692,516. As the transaction is accounted for as a capital transaction with NAN being identified as the accounting acquiree, the net assets of NAN were measured at fair value. Upon the completion of the the RTO, the Company switched its focus to the development of the Botswana assets with the result that limited resources (management time, capital, etc.) have since been allocated or will be allocated to the Greenland assets. Management believes that facts and circumstances exist to suggest that the carrying amount of the Maniitsoq property at August 3, 2022 exceeds its fair value. As a result, the carrying value of the Greenland assets has been reduced to nil as of August 3, 2022, for a total impairment of $36,692,516.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

During the nine months ended September 30, 2023, the Company incurred $66,486 in exploration expenditures on the Maniitsoq property, which is comprised of the Sulussugut, Ininngui, Carbonatite and 2020/05 licences. These expenditures were recorded as general exploration expense in the unaudited condensed interim consolidated statements of comprehensive loss.

Canadian Nickel Projects - Sudbury, Ontario

Post Creek Property

The Post Creek property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 73 unpatented mining claim cells in two separate blocks, covering a total area of 912 hectares held by the Company. The Company acquired the property through an option agreement in April 2010, subsequently amended in March 2013. As at the date of this MD&A, the Company holds a 100% interest in the Post Creek property and is obligated to pay advances on a net smelter return of $10,000 per annum, which will be deducted from any payments to be made under the net smelter return.

The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past–producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the corridor containing the Whistle Offset Dyke and Footwall deposits and accounts for a significant portion of all ore mined in the Sudbury nickel district and, as such, represents favourable exploration targets. Key lithologies are Quartz Diorite and metabreccia related to offset dykes and Sudbury Breccia associated with Footwall rocks of the Sudbury Igneous Complex which both represent potential controls on mineralization.

No exploration work was completed in 2022 or 2023 on the Post Creek Property. The claims have sufficient work credits to keep them in good standing until 2025.

Halcyon Property

The Halcyon property is located 35 kilometres northeast of Sudbury in the Parkin and Aylmer townships, and consists of 63 unpatented mining cells for a total of 864 hectares. Halcyon is adjacent to the Post Creek property and is approximately 2 kilometres north of the producing Podolsky Mine of FNX Mining. The property was acquired through an option agreement and as at the date of this MD&A, the Company holds a 100% interest in the Halcyon property and is obligated to pay advances on a net smelter return of $8,000 per annum, which will be deducted from any payments to be made under the net smelter return.

No exploration work was completed on the Halcyon Property in 2022 or 2023. The claims are in good standing through 2025.

Quetico Property

The Quetico Property is located within the Thunder Bay Mining District of Ontario and consists of 99 claim cells in two blocks. Cells were acquired to assess: (a) the Quetico Sub-province corridor, which hosts intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event; and (b) the Neoproterozoic (1100 Ma MCR) magmatic event and related intrusions.

No work was carried out on the Property in 2022 or 2023. Of the 99 claims, 46 claims expired in April 2023, with the remaining in good standing until April 2024.

Just prior to the finalization of the the RTO, the Canadian assets had a book value of $2,535,873. However, this amount has been completely written off as of August 3, 2022, which coincided with the closing date of the the RTO. This decision was made due to the company’s shift in focus towards the development of the Botswana assets. Consequently, the allocation of management time and capital resources to the Canadian assets has been limited, both in the past and moving forward. During the period from August 3 to December 31, 2022, the Company incurred an additional $21,739 in exploration and licence related expenditures for the Canadian properties and the expenditures were recorded as general exploration expense in the consolidated statements of comprehensive loss.

During the nine months ended September 30, 2023, the Company incurred $64,910 in acquisition and exploration related costs related to the Post Creek, Halcyon and Quetico properties. The costs were recorded as general exploration expense in the consolidated statements of comprehensive loss.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

Financial Capability

The Company is an exploration and re-development stage entity and has not yet achieved profitable operations. The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the establishment of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development and the ability of the Company to attain sufficient net cash flow from future profitable production or disposition proceeds.

As at September 30,2023, the Company had a working capital of $6,193,029 (FY 2022 - $6,024,026 negative working capital) and reported accumulated deficit of $87,222,991 (FY 2022 - $78,092,605). At the end of Q3 2023, the Company required additional funds to continue its planned operations and meet its future obligations.

As at September 30, 2023, the Company had $8,853,296 in available cash (FY 2022— $5,162,991). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

On February 24, 2023, the Company closed a brokered private placement offering under which 4,437,184 common shares of the Company were issued at a price of $1.75 per common share for gross proceeds of $7,765,072. On June 28, 2023, the Company closed financing with Cymbria and EdgePoint for aggregate gross proceeds of $33,999,200.

Selected Financial Information

The following amounts are derived from the Company’s unaudited condensed interim consolidated financial statements prepared under IFRS.

In Canadian dollars, except per share amounts	September 30, 2023	September 30, 2022
Net profit (loss) – For the nine month period	(9,169,245)	(33,535,943)
Basic profit (loss) per share – For the nine month period	(0.09)	(0.37)
Dividends declared – For the nine-month period	-	-
Share capital	111,257,672	91,175,784
Common shares issued	135,730,527	115,442,343
Weighted average shares outstanding	125,150,919	92,836,780
Total assets	61,719,230	35,335,693
Non-current financial liabilities	17,123,298	1,619,158
Investment in exploration and evaluation assets	44,692,577	24,990,182

Overall Performance and Results of Operations

Net loss of $9,169,245 for the nine months ended in 2023 was lower by $24,366,698 compared to a loss of $33,535,943 for the same period in 2022. The greater loss for the nine months of 2022 was largely due to the RTO transaction completed in August 2022.

Total Assets

Total assets as at September 30, 2023, increased by a net amount of $20,062,232 from the end of FY 2022. The change is mainly attributable to an increase in exploration and evaluation assets of $12,868,595, an increase in cash of $3,690,305, increase in prepaid expenses and other receivables of $1,105,059 and increase in property, plant and equipment of $2,398,273.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

Investment in Exploration and Evaluation Assets

Investment in exploration and evaluation assets relates to the acquisition and evaluation of the Selebi Assets and the Selkirk Mine. As at September 30, 2023, the recorded amount of the Company’s exploration and evaluation assets totalled $44,692,577 compared to $24,990,182 as at September 30, 2022. Principal factors contributing to this change were expenditures related to the acquisition and evaluation of the Selebi Assets and increased exploration and development activities on the Selebi Mines and the Selkirk Mine following the closing of the acquisitions and completion of the RTO.

Quarterly Results of Operations

All amounts in table are expressed in thousands of CDN dollars, except shares and per share amounts	2023 3rd quarter	2023 2nd quarter	2023 1st quarter	2022 4th quarter
Statement of Comprehensive Loss

Net loss	(3,492)	(3,292)	(2,385)	(2,875)
Net loss per share - basic and diluted	(0.02)	(0.03)	(0.03)	(0.02)

Statement of Financial Position

Cash	8,853	21,608	5,314	5,162
Total assets	61,719	65,642	46,107	41,657
Net assets	39,555	43,145	31,327	27,188
Share capital	111,258	111,458	98,166	91,176
Common shares issued	135,730,527	135,730,527	120,958,527	116,521,343
Weighted average shares outstanding	135,730,527	121,283,186	118,246,915	115,968,168

All amounts in table are expressed in thousands of CDN dollars, except shares and per share amounts	2022 3rd quarter (restated)	2022 2nd quarter	2022 1st quarter	2021 4th quarter
Statement of Comprehensive Loss

Net loss	(9,300)	(983)	(390)	2,214
Net loss per share - basic and diluted	(0.09)	(0.04)	(0.01)	0.09

Statement of Financial Position

Cash	5,757	1,321	690	1,973
Total assets	35,367	41,859	41,970	41,683
Net assets	29,038	40,210	41,193	41,203
Share capital	89,667	93,970	93,970	93,451
Common shares issued	115,442,343	26,774,006	26,774,006	26,240,925
Weighted average shares outstanding	105,842,672	26,774,006	26,647,885	25,653,156

Note: Prior to the RTO, PNRC was a private company and no quarterly financial statements were prepared and published. The amounts in the above table from 2021 4th quarter to 2022 2nd quarter are those of NAN and are based on the information contained in the financial statements of NAN for the applicable periods, which are available on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

Three Months Ended September 30, 2023 and September 30, 2022

The Company incurred a net loss of $3,491,643 in Q3 2023, lower by $5,809,240 compared to a net loss of $9,300,883 in Q3 2022. The larger loss in Q3 2022 mainly resulted from the RTO transaction completed in Q3 2022.

The following lower expenditures in Q3 2023 compared to Q3 2022 contributed to the lower loss in Q3 2023:

●	Corporate and administrative expenses of $1,036,364 were lower by $1,011,222 compared to $2,047,585 in Q3 2022. Increased corporate activities relating to financing and the RTO transaction were the key contributing factors to higher costs in Q3 2022.

●	Acquisition loss on the RTO transaction totaled $29,174,416 in Q3 2022 compared to $nil in Q3 2023.

●	Share-based payment in Q3 2023 was $nil compared to $5,138,022 in Q3 2022.

●	Advisory and consultancy fees were $34,331 in Q3 2023 and were lower by $486,744 compared to $521,075 incurred in Q3 2022. Higher costs in Q3 2022 were due to corporate activities relating to the RTO transaction.

The lower loss in Q3 2022 was offset by the following higher expenditures in Q3 2023 compared to Q3 2022 with 15% warrant fair value movement being the most significant:

●	Fair value gain of $28,275,255 was incurred in Q3 2022 compared to $nil amount in Q3 2023. The 15% warrant was eliminated during the RTO transaction, completed in Q3 2022.

●	Interest costs were $886,292 in Q3 2023 and were higher by $859,662 compared to $26,630 in Q3 2022. The higher interest costs related to the Pinnacle Island LP indebtedness, the term loan with Cymbria as well as the interest charged on the lease liability associated with the acquisition of the Syringa Lodge and the purchase of drilling equipment.

●	Deferred share units compensation was $252,119 during Q3 2023 compared to $nil in Q3 2022.

●	Management fees were $865,446 in Q3 2023 and were higher by $239,541 compared to $625,905 in Q3 2022. This increase is a direct result of operational activities in Botswana following the purchase of the Selebi Assets and the Selkirk Mine, an increase in the fees payable to management as well as costs related to the management of the Company’s subsidiaries in Barbados.

●	Foreign exchange loss totaled $153,013 during Q3 2023 and was higher by $119,670 compared to foreign exchange loss of $33,343 in Q3 2022. The loss in Q3 2023 was due to the increased volume in transactions denominated in foreign currencies and fluctuations in foreign exchange rates.

●	General exploration expenditures were $62,210 during Q3 2023 compared to $nil in Q3 2022 and related to exploration expenditures on the Greenland, Canada and Morocco assets.

●	Depreciation expense was $184,833 during Q3 2023 and was higher by $183,951 compared to $882 in Q3 2022 as a result of addition in furniture and fixture, exploration equipment and vehicles.

●	Bank charges net of interest earned on bank deposits was $17,035 in Q3 2023 and was higher by $9,733 compared to $7,302 in Q3 2022.

Nine Months Ended September 30, 2023 and September 30, 2022

The net loss for the nine-month period in 2023 was $9,169,245 compared to a loss of $33,535,943 for the same period in 2022. The larger loss in 2022 was largely due to the RTO acquisition loss of $29,174,415 offset partially by an increase in fair value of the 15% warrants granted to North American Nickel and cancelled in 2022.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

The following lower expenditures in YTD 2023 compared to YTD 2022 also contributed to the lower YTD 2023 loss:

●	Share-based payment in YTD 2023 was $nil compared to $7,731,117 in Q3 2022.

●	Advisory and consultancy fees were $475,890 and were lower by $539,211 compared to $1,015,101 incurred in YTD 2022. Higher costs in YTD 2022 were mainly due to higher legal advisory service charges relating to the RTO transaction.

The lower loss in YTD 2023 was partially offset by the following higher expenditures in YTD 2023 compared to YTD 2022 with 15% warrant fair value gain movement of $8,974,901 being the most significant:

●	Interest costs were $1,653,639 in YTD 2023 and is higher by $1,539,875 compared to $113,764 in YTD 2022. The higher interest costs related to the Pinnacle Island LP indebtedness, the term loan with Cymbria as well as the interest charged on the lease liability associated with the acquisition of the Syringa Lodge and the purchase of drilling equipment.

●	Management fees were $2,496,109 in YTD 2023 and were higher by $794,898 compared to $1,701,211 in YTD 2022. This increase is a direct result of operational activities in Botswana following the purchase of the Selebi Assets and the Selkirk Mine, an increase in the fees payable to management as well as costs related to the management of the Company’s subsidiaries in Barbados.

●	Corporate and administrative expenses of $3,278,926 were higher by $397,988 compared to $2,880,938 in YTD 2022. Increased operating activities related to Botswana and corporate activities relating to financing were the key contributing factors to higher costs in YTD 2023.

●	Deferred share units compensation was $558,524 during YTD 2023 compared to $nil during YTD 2022.

●	Bank charges net of interest earned on bank deposits was $34,865 in YTD 2023 and was higher by $19,014 compared to $15,851 in YTD 2022.

●	Depreciation expense was $274,593 and was higher by $273,711 during YTD 2023 compared to $882 in YTD 2022 as a result of addition in furniture and fixture, exploration equipment and vehicles.

●	General exploration expenditures were $139,782 during YTD 2023 compared to $nil in YTD 2022 and related to exploration expenditures on the Greenland, Canada and Morocco assets.

●	Foreign exchange loss totaled $256,917 during YTD 2023 and was higher by $384,366 compared to foreign exchange gain of $127,449 in YTD 2022. The loss in YTD 2023 was due to the increased volume in transactions denominated in foreign currencies and fluctuations in foreign exchange rates.

Financing

During the nine months ended September 30, 2023, the Company completed the following financing transactions:

On February 24, 2023, the Company closed a brokered private placement offering under which 4,437,184 common shares of the Company were issued at a price of $1.75 per common share for gross proceeds of $7,765,072.

On June 28, 2023, the Company closed financings with Cymbria and EdgePoint for aggregate gross proceeds to PNRL of $33,999,200. The financing included three concurrent and inter-conditional transactions, comprised of an equity offering of units for $16,249,200, a three-year term loan of $15,000,000 and options payment of $2,750,000 to acquire a 0.5% net smelter returns royalty on the Company’s Selebi Mines and Selkirk Mine in certain circumstances upon payment of further consideration. Net proceeds from the financing were $ 32,128,615 after fees and expenses.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares. The Company continues to seek capital through various means including the issuance of equity, royalty/streaming transactions and term loans.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing work program at the Selebi Mines and Selkirk Mine, general corporate and administrative costs and to service the Company’s current trade and other payables.

As at September 30, 2023, the Company had $8,853,296 in available cash. On June 28, 2023, the Company closed its financing with Cymbria and EdgePoint for aggregate gross proceeds of $33,999,200.

Use of Proceeds

The following table provides an update on principal purposes for which the funds available to the Company upon closing of the EdgePoint financing were expected to be used.

Principal Purpose	Estimated Amount $’000	Use of Proceeds to September 30, 2023 $’000
Selebi and Selkirk assets
Exploration and drilling	7,100	3,011
Engineering work	3,200	2,716
Care and maintenance costs	3,800	702
Acquisition of Syringa Lodge	1,400	1,385
Botswana labour and running costs	1,420	1,024
Other logistics and on-site costs	1,200	931
Total Project costs	18,120	9,769

General corporate purposes	3,800	2,244
Repayment of Pinnacle Island LP indebtedness	7,630	7,637
Payment of outstanding legal and financing fees related to the RTO	2,400	2,467
	31,950	22,118

The financing was closed on Jun 28, 2023. Net proceeds from the financing were $ 32,128,615 after fees and expenses. Approximate use of proceeds is based on expenditures of the Company for the three-month period ended September 31, 2023, adjusted for non-cash expenses such as share-based compensation, amortization and depreciation.

Working Capital

As at September 30, 2023, the Company had a working capital of $6,193,029 (December 31, 2022 – $6,024,026 negative working capital), calculated as total current assets less total current liabilities. The increase in working capital is mainly due to increase in cash from financing, an increase in other current assets, a decrease in Pinnacle Island LP indebtedness due to repayment and an offset by an increase in accounts payable and accrued liabilities.

Going Concern

As at September 30, 2023, the Company had accumulated losses totaling $87,222,991. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing.

When managing capital, the Company’s objective is to ensure that the Company continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of mineral properties.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

The principal properties in which the Company currently has an interest are in the development stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned development work and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

The Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

Selebi Assets

As per the Selebi asset purchase agreement (the “Selebi APA”), the aggregate purchase price payable to the seller for the Selebi Assets is the sum of US$56,750,000 which amount shall be paid in three instalments:

●	US$1,750,000 payable on the closing date. This payment has been made.

●	US$25,000,000 upon the earlier of: (a) approval by the Ministry of Mineral Resources, Green Technology and Energy Security (“MMRGTES”) of the Company’s Section 42 and Section 43 applications (further extension of the mining licence and conversion of the mining licence into an operating licence respectively); and (b) on the expiry date of the study phase, January 31, 2025, which can be extended for one year.

●	The third instalment of $30,000,000 is payable on the completion of mine construction and production start-up by the Company on or before January 31, 2030, but not later than four years after the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 applications.

●	Payment of care and maintenance funding contribution in respect of the Selebi Assets for a total of US$5,178,747 from March 22, 2021 to the closing date. This payment has been made.

As per the term and conditions of the Selebi APA, the Company has the option to cancel the second and third payments and give back the Selebi Assets to the liquidator in the event where the Company determines that the Selebi Assets are not economical. The Company also has an option to pay in advance the second and third payments in the event where the Company determines that the Selebi Assets are economical. The Company’s accounting policy, as permitted by IAS 16 – Property, Plant and Equipment, is to measure and record contingent consideration when the conditions associated with the contingency are met. As of September 30, 2023, none of the conditions of the second and third instalment are met. Hence, these amounts are not accrued in the unaudited condensed interim consolidated financial statements.

In addition to the Selebi APA, the purchase of the Selebi Assets is also subject to a contingent compensation agreement as well as a royalty agreement with the liquidator.

Phikwe South and the Southeast Extension

On August 16, 2023 the Company announced that it had entered into a binding commitment letter with the Liquidator of BCL to acquire a 100% interest in two additional deposits, Phikwe South and the Southeast Extension, located adjacent to and immediately north of the Selebi North historical workings.

The upfront cost to the Company to acquire these additional mineral properties is USD 1,000,000. In addition, the Company has agreed to additional work commitments of USD 5,000,000 over the next four years. As a result of the extension of the Selebi mining license, the remaining asset purchase obligations of the Company outlined in the Selebi APA will each increase by 10%, USD 5,500,000 in total, while the trigger events remain unchanged.

Selkirk Mine

In regard to the Selkirk assets (the Selkirk Mine and related infrastructures), the purchase agreement does not provide for a purchase price or initial payment for the purchase of the assets. The Selkirk purchase agreement provides that if the Company elects to develop Selkirk first, the payment of the second Selebi instalment of US$25 million would be upon the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 applications (further extension of the Selkirk mining licence (years) and conversion of the Selkirk mining licence into an operating licence respectively). For the third Selebi instalment of US$30 million, if Selkirk were commissioned earlier than Selebi, the payment would trigger on Selkirk’s commission date.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

Right-of-Use Assets

On July 9, 2022, the Company executed a sales agreement with Tuli Tourism Pty Ltd. (“Tuli”) for the Syringa Lodge in Botswana and obtained possession of the property in August 2022. Pursuant to the sales agreement, the aggregate purchase price payable to the Seller is $3,213,404. A deposit of $482,011 was paid on August 17, 2022. The balance is payable into two instalments of $1,365,697 on August 1, 2023 and August 1, 2024. In addition to the above purchase price, the Company will pay to Tuli agreed interest in twelve equal monthly instalments of $13,657 each, followed by twelve equal monthly instalments of $6,828.

On March 14, 2023, the Company entered into a drilling equipment supply agreement with Forage Fusion Drilling Ltd. (“Forage”) to purchase specific drilling equipment on a “rent to own” basis with the purchase price to be paid in monthly payments. Pursuant to the agreement, the aggregate purchase price payable to Forage is $2,942,000. A deposit of $1,700,000 was paid in March 2023. The balance is payable in twelve equal monthly instalments of $103,500. The equipment arrived at the site in July 2023.

Post Creek

Commencing August 1, 2015, the Company is obligated to pay advances on a net smelter return of $10,000 per annum. During FY 2022 and YTD 2023 the Company paid $10,000 and $10,000, respectively, which will be deducted from any payments to be made under the net smelter return.

Halcyon

Commencing August 1, 2015, the Company is obligated to pay advances on a net smelter return of $8,000 per annum. During FY 2022 and YTD 2023, the Company paid $8,000 and $8,000, respectively, which will be deducted from any payments to be made under the net smelter return.

Related Party Transactions

Related party transactions are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was related to the following:

	September 30, 2023	September 30, 2022
Management fees	2,496,109	1,701,211
Corporate and administration expenses	183,341	40,884
	2,679,450	1,742,095

As a result of the Financing Transactions on June 28, 2023, Cymbria and certain other funds managed by EdgePoint (the “Financing Parties”) acquired 14,772,000 common shares of the Company, representing approximately 10.9% of the Company’s issued and outstanding shares. The Financing Parties also acquired on closing an aggregate of 5,324,000 warrants with a three year term and an exercise price of $1.4375 which, if exercised, together with the shares acquired at closing, would result in the Financing Parties holding approximately 14.2% of the Company’s common shares in the aggregate (calculated on a partially-diluted basis). As the result of the closing of the Financing Transactions, the Financing Parties are now related parties of PNRL. During the nine months ended September 30, 2023, the Company accrued and paid interest of $390,411 to the Financing Parties (September 31, 2022 – Nil)

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

During the year ended December 31, 2022, ThreeD Capital Inc. subscribed for a further 1,213,538 common shares of PNRC (1,279,069 shares on a post the RTO and post-consolidation basis), for a further investment of $3,064,582 (USD 2,427,076) (2021 - $374,123). As of September 30, 2022, ThreeD Capital Inc. beneficially owned 6,644,950 shares (December 31, 2022 - 8,662,347 shares) in both cases on a post the RTO and post-consolidation basis, constituting approximately 5.49% (December 31, 2022– 7.5%) of the issued and outstanding common shares of the Company.

Contingent Liabilities

There are no environmental liabilities associated with the Selebi Assets and the Selkirk Mine as at the acquisition dates as all liabilities prior to the acquisitions are the responsibility of the sellers, BCL and TNMC, respectively. The Company has an obligation for the rehabilitation costs arising subsequent to the acquisitions. As of September 30, 2022, management is not aware of or anticipating any contingent liabilities that could impact the financial position or performance of the Company related to its exploration and evaluation assets.

The Company’s exploration and evaluation assets are affected by the laws and environmental regulations that exist in the various jurisdictions in which the Company operates. It is not possible to estimate the future contingent liabilities and the impact on the Company’s operating results due to future changes in the Company’s development of its projects or future changes in such laws and environmental regulations.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at September 30, 2023.

Financial Instruments and Financial Risk Management

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include interest rate risk, credit risk, liquidity risk and currency risk. The carrying value of cash, trade payables and accrued liabilities approximate their fair value due to their short-term nature. The fair value of the A&R Promissory Note, vehicle financing and lease liability are equal to their carrying values as all these amounts carry a fixed interest rate. The fair value of the Cymbia term loan carries a fixed interest rate and is equal to the carrying value. The fair value of the deferred share units is the closing price of the Company’s common shares at the end of each reporting period. Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

On September 30, 2023, the fair value of cash and the deferred share units are based on Level 1 measurements.

All amounts in this table are expressed in thousands of CDN dollars	Fair Value at September 30, 2023	Basis of Measurement	Associated Risks
Cash	8,853,296	FVTPL	Credit
Trade payables and accrued liabilities	3,148,177	Amortized cost	Liquidity
Lease liability	1,892,504	Amortized cost	Liquidity
Term loan	12,916,710	Amortized cost	Liquidity
Vehicle financing	165,019	Amortized cost	Liquidity
Deferred share unit liability	856,524	FVTPL	Liquidity

The Company’s accounting policies regarding financial instrument classification, measurement, impairment and derecognition are described in the unaudited condensed interim consolidated financial statements (see Note 2).

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

Readers are encouraged to read and consider the risk factors which are more specifically described, inter alia, in: (a) this MD&A (see “Risk and Uncertainties”); (b) the Filing Statement (see “Risk Factors”); (c) the unaudited condensed interim consolidated financial statements (see Note 13 – Risk Management); and (d) the Annual Financial Statements (see Note 14 – Risk Management). Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in the forward-looking statements relating to the Company.

Share Capital Information

As of the date of this MD&A, the fully-diluted share capital of the Company, including common shares issuable upon exercise of securities of the Company exercisable for common shares, is as follows:

Securities	Common shares
Common shares	136,167,553
Preferred shares (1)	13,131
Deferred shares	607,463
Warrants	6,191,099
Stock options	13,751,421
Fully diluted share capital	156,730,667

(1): The 118,186 outstanding preferred shares are convertible into common shares at a 9:1 ratio.

Disclosure Controls and Procedures

Management has established processes to provide management with sufficient knowledge to support representations that management has exercised reasonable diligence that: (a) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (b) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking information (within the meaning of the Canadian securities legislation) that involve risks and uncertainties. In this MD&A, forward-looking information includes, but is not limited to, ongoing payments and covenants with respect to the Selebi acquisition and the Selkirk acquisition, the Company’s anticipated plans and work program at the Selebi Mines, establishment and estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future capital expenditures, success of exploration activities, currency fluctuations, requirements for additional capital, the use of proceeds by the Company from the Financing Transactions; PNRL’s plans and timeline to re-develop the Selebi and Selkirk mines and the drilling planned by PNRL; PNRL’s plans to establish mineral resource or mineral reserve estimates in accordance with NI 43-101 for each of the Selebi Mines and Selkirk Mines; government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, the timing and possible outcome of pending litigation and other statements that are not historical facts. In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such risks and other factors that could cause actual results to differ materially from those anticipated in forward-looking information are described, inter alia, in (a) this MD&A (see “Risk and Uncertainties”), (b) the Filing Statement (see “Risk Factors”), (c) the unaudited condensed interim consolidated financial statements (see Note 12 – Risk Management), and (d) the Annual Financial Statements (see Note 13 – Risk Management). Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A speak only as of the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Nine Months Ended September 30, 2023

Historical Estimate

The historical SAMREC compliant resource (the “Historic SAMREC Resource”) that was calculated for the Selebi Mines in 2016 is considered to be historical in nature and should not be relied upon as a current mineral resource estimate. While management believes that the Historic SAMREC Resource could be indicative of the presence of mineralization on the Selebi deposit, a qualified person has not completed sufficient work to classify the historical mineral estimate as a current mineral resource estimate and the Company is not treating the historical mineral estimates as current mineral resource estimate.

Selebi Technical Report

The Scientific and technical information in this MD&A relating to the Selebi Mines is supported by the technical report titled “Technical Report on the Selebi Mines, Central District, Republic of Botswana, Report for NI 43-101”, dated June 16, 2022 (with an effective date of March 1, 2022) (the “Technical Report”), and prepared by SLR Consulting (Canada) Ltd. for the Company, in accordance with NI 43-101. Reference should be made to the full text of the Technical Report, including the assumptions, limitations and qualifications contained therein, as well as the data verification relating to the historic data compilation presented in this MD&A, and is available electronically on SEDAR+ (www.sedarplus.ca) under Premium Nickel Resources’ issuer profile.

Selkirk Technical Report

The Scientific and technical information in this MD&A relating to the Selkirk Mine is supported by the technical report titled “NI 43-101 Technical Report - Selkirk Nickel Project - North East District, Republic of Botswana”, dated April 12, 2023 (the “Technical Report”), and prepared by G-Mining Services Ltd. for the Company, in accordance with NI 43-101. Reference should be made to the full text of the Technical Report, including the assumptions, limitations and qualifications contained therein, as well as the data verification relating to the historic data compilation presented in this MD&A, and is available electronically on SEDAR+ (www.sedarplus.ca) under Premium Nickel Resources’ issuer profile.

Qualified Person and Technical Information

The scientific and technical information in this MD&A has been reviewed and approved by Sharon Taylor, Vice President exploration of the Company, who is a “qualified person” for the purposes of NI 43-101.

The 2022-2023 surface drilling program at Selebi was completed by Mitchell Drilling of Botswana utilizing a Sandvik UDR1500 and a Boart Longyear LF-160 diamond drill rig. The 2023 underground drilling program at Selebi North is being carried out through an agreement with Fusion drilling of Hawkesbury, Quebec, Canada, who have provided three Zinex U-5 drills for purchase and providing training of local operators. Short inclined holes were drilled by Discovery drilling using a Boyles 56 drill. Surface drill core samples (47.75 mm diameter, NQ) and underground drill core samples (40.7 mm diameter BQTK) are cut in half by a diamond saw on site. Half of the core is retained for reference purposes. Samples are generally 1.0 to 1.5 metre intervals or less at the discretion of the site geologists. Sample preparation and lab analysis was completed at the ALS Chemex in Johannesburg, South Africa. Commercially prepared blank samples and certified Cu/Ni sulphide analytical control standards with a range of grades are inserted in every batch of 20 samples or a minimum of one set per sample batch. Analyses for Ni, Cu, Co and S are completed using a peroxide fusion preparation and ICP-AES finish (ME-ICP81). Ag analyses are completed using a four acid digestion with ICP-AES Finish (ME-ICP61).

The scientific and technical information in this MD&A relating to the assets of the Company in Greenland and Canada has been prepared by or under the supervision of Peter C. Lightfoot, Ph.D., P. Geo., the Consulting Chief Geologist of the Company, who is a “qualified person” for the purposes of NI 43-101. Dr. Lightfoot has reviewed and approved the disclosure in this MD&A relating to the assets of the Company in Greenland and Canada.

For further information relating to the Maniitsoq Project in southwest Greenland, please see the technical report titled Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland” dated March 17, 2017 (with an effective date of March 17, 2017) prepared for the Company by SRK Consulting (US) Inc., which is available on SEDAR+ (www.sedarplus.ca) under Premium Nickel Resources’ issuer profile.

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